Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

Media Release	Woodside Energy Ltd.
ACN 005 482 986
Tuesday, 15 February 2022	Mia Yellagonga 11 Mount Street
Perth WA 6000
Australia
T +61 8 9348 4000
F +61 8 9214 2777

www.woodside.com.au

WOODSIDE ANNOUNCES EXECUTIVE LEADERSHIP TEAM

FOR PROPOSED MERGED COMPANY

Woodside CEO Meg O’Neill has announced the executive team to lead the company following the completion of Woodside’s proposed merger with BHP’s petroleum business, targeted for the second quarter of 2022.

Leadership positions will be based in Perth and Houston, reflecting the global nature of the combined portfolio. Ms O’Neill said the nominated leadership team has the capabilities, experiences and diverse perspectives to deliver long-term success for the merged company.

“The merged business is expected to have the scale and cash flow to create value for shareholders, deliver growth and thrive through the global energy transition, enabled by a leadership team that brings together the very best of our two organisations.

The Woodside Board and I would like to thank the current Woodside executive team for their exemplary leadership during this transformational time for our business and extend our congratulations to all those nominated for executive leadership roles in the proposed merged company,” she said.

Nominations are as follows:

Finance: On 14 December 2021 Graham Tiver was announced as Woodside’s Chief Financial Officer and Executive Vice President (EVP), based in Perth. Mr Tiver joined Woodside on 1 February 2022. During his 28-year career with BHP and WMC Resources, Mr Tiver held significant financial, commercial and leadership roles across a range of business sectors, including minerals and oil and gas. He has extensive international experience, having worked in North and South America as well as a variety of roles around Australia.

Australian Operations: Fiona Hick has been nominated to lead Australian Operations, based in Perth. Ms Hick joined Woodside in 2001 and has been Woodside’s EVP of Operations since 2019. She has held positions at Woodside including Vice President (VP) Health, Safety, Environment and Quality, and VP Strategy, Planning and Analysis. She is also the President of the Chamber of Minerals and Energy of Western Australia.

International Operations: Shiva McMahon has been nominated to lead International Operations, based in Houston. Ms McMahon is currently General Manager of Australia Production Unit at BHP Petroleum. She previously held the role of BHP Petroleum’s VP Finance. Ms McMahon has 25 years of industry experience. Before joining BHP, she held roles at BP including Chief Financial Officer for Castrol and Head of the Upstream Executive Office.

New Energy: Shaun Gregory has been nominated to lead New Energy, based in Perth. Mr Gregory has over 25 years of industry experience. He joined Woodside in 1995 and currently holds the role of EVP Sustainability and Chief Technology Officer, overseeing advancements in LNG, data science, artificial intelligence and digital transformation. Mr Gregory has previously held a range of roles at Woodside across sustainability and exploration.

Marketing and Trading: Mark Abbotsford has been nominated to lead Marketing and Trading, based in Perth. Mr Abbotsford joined Woodside in 2002, and has 20 years of commercial, marketing, trading and merger and acquisition experience. He is currently Woodside’s VP Marketing, Trading and Shipping. Previous roles at Woodside include Group Financial Controller and Executive Adviser to the CEO.

Exploration and Development: Andy Drummond has been nominated to lead Exploration and Development, based in Houston. Mr Drummond is currently VP of Sustainability and Innovation for BHP Petroleum, overseeing Environment, Social and Governance; Health, Safety and Environment and innovation activities. He joined BHP Petroleum in 2013 and has held roles including VP Business Development. Prior to joining BHP, Mr Drummond spent 15 years with Marathon Oil Corporation, performing a broad range of international technical and operational assignments.

Projects: Matthew Ridolfi has been nominated to lead Projects, based in Houston. Mr Ridolfi joined BHP in 1991 and is currently the VP of Major Developments with accountability for global major developments and all operated well and seismic delivery activities. He has 30 years of international experience in the petroleum business including Australia, the United Kingdom and the United States of America. Previous roles at BHP include VP Projects, VP Health, Safety, Environment and Community, and the Joint Interest Unit Manager Bass Strait.

Corporate Services: Julie Fallon has been nominated to lead Corporate Services, based in Perth. Ms Fallon joined Woodside in 1998 and is currently Acting Senior Vice President (SVP) Corporate and Legal. She has 29 years of industry experience and previous Woodside roles include SVP Engineering, SVP Pluto Business Unit and SVP Internal Audit. Prior to joining Woodside, Ms Fallon worked as an engineer at Shell Refining Australia.

Strategy and Climate: Tony Cudmore has been nominated to lead Strategy and Climate, based in Perth. Mr Cudmore is currently Group Sustainability and Public Policy Officer for BHP Group. He joined BHP in 2014 and has held roles including Chief Public Affairs Officer and President Corporate Affairs. Mr Cudmore serves as a Director of the BHP Foundation and has led BHP’s work in climate and sustainability. Before joining BHP, Mr Cudmore worked with ExxonMobil in Australia and the United States of America.

Merger Integration: Daniel Kalms is currently SVP Merger Integration Planning at Woodside, and he has been nominated to lead Merger Integration activities after completion of the proposed merger, based in Perth. Mr Kalms joined Woodside in 2001 and has 20 years of industry experience. He was previously Woodside’s SVP Corporate and Legal, and SVP Development Planning. Mr Kalms also held the role of Pluto Plant Manager, based in Karratha, and oversaw the start-up of the Pluto LNG facility.

Technical Services: The nominee who will lead Technical Services will be subject to a future announcement.

Other than Mr Tiver and Mr Kalms, all of the new nominees will take their nominated roles only if and when completion of the proposed merger occurs.

Contacts:

MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.